UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on June 16, 2026, entitled “Equinor ASA: Share buy-back – second tranche for 2026”.

Equinor ASA: Share buy-back – second tranche for 2026

Please see below information about transactions made under the second tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 6 May 2026.

The duration of the buy-back tranche: 19 May to no later than 20 July 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 6 May 2026, available here: https://newsweb.oslobors.no/message/672447

From 8 June to 12 June 2026, Equinor ASA has purchased a total of 414,792 own shares at an average price of NOK 353.2484 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

8 June	OSE	787,697	360.4334	28,365,027.28
	CEUX
	TQEX

9 June	OSE	83,000	352.3508	29,245,116.40
	CEUX
	TQEX

10 June	OSE	84,500	349.5880	29,540,186.00
	CEUX
	TQEX

11 June	OSE	80,095	364.0566	29,159,113.38
	CEUX
	TQEX

12 June	OSE	88,500	341.4144	30,215,174.40
	CEUX
	TQEX

Total for the period	OSE	417,792	353.2484	146,524,617.46
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	1,054,276	353.9641	373,175,846.39
	CEUX
	TQEX
	Total	1,054,276	353.9641	373,175,846.39

Total buy-backs under the tranche (accumulated)	OSE	1,469,068	353.7620	519,700,463.85
	CEUX
	TQEX
	Total	1,469,068	353.7620	519,700,463.85

Following completion of the above transactions, Equinor ASA owns a total of 66,544,031 own shares, corresponding to 2.60% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 56,268,364 own shares, corresponding to 2.20% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: June 16, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer